SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMERICA MOVIL S.A. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

"This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 (File No. 333-117673) filed on July 26, 2004, as amended, the registration statement on Form F-4 (File No. 333-117845) filed on August 2, 2004, as amended, and the registration statement on Form F-4 (File No. 333-120819) filed on November 29, 2004, of America Movil, S.A. de C.V. and Radiomovil Dipsa, S.A. de C.V."

  The fourth quarter of 2004 was the best ever in net subscriber additions for América Móvil as it gained 7.0 million new wireless subscribers, bringing the year’s total to 17.3 million new subscribers. For the first time since the company began operations, substiantially all the subscriber growth was organic.

  América Móvil closed the year with 61.1 million wireless subscribers, nearly all of them equity subscribers. Together with 1.9 million fixed lines, América Móvil had a total of 63 million lines at the close of the year.

  In Mexico, América Móvil gained 2.0 million subscribers in the fourth quarter; in Brazil, 1.7 million; in each of Argentina and Colombia, it obtained more than 1.0 million new subscribers; and in the U.S., 550 thousand.

  América Móvil’s revenues reached 135 billion pesos in 2004, of which 40 billion were generated in the fourth quarter. This represented annual rates of growth of 49.1% and 43.3% respectively. Quarter-over-quarter, revenues expanded by 15.9%.

  At 42.1 and 23.5 billion pesos, EBITDA and operating profits were in line with América Móvil’s targets despite the sharp acceleration of subscriber growth observed throughout the year which significantly raised subscriber acquisition costs. EBITDA increased by 25.7% in 2004 and represented 31.2% of revenues.

  The year closed with a net profit of 16.5 billion pesos, up 4.4% over 2003. A net profit of 1.6 billion was recorded in the fourth quarter after allowance for deferred taxes in the amount of 3.2 billion pesos. The latter was equivalent to 13 peso cents per share and to 24 dollar cents per ADR.

  Net debt was almost unchanged in constant pesos at 42.4 billion pesos, as América Móvil’s operating cash flow was sufficient to cover capital expenditures of 22.4 billion pesos and the acquisition of equity interests in several companies for a combined net amount of 6.1 billion pesos. In addition, América Móvil spent 13.6 billion pesos in share buybacks and dividends.

  América Móvil continued with the expansion of a GSM platform in Latin America. All its operations are now offering both voice and data services that run on their GSM networks.

América Móvil Fundamentals
Constant Mex$

	Jan-Dec 04	4Q04	4Q03

EPS (Mex$)*	1.35	0.13	0.44
Earnings per ADR (US$)**	2.39	0.24	0.79
Net Income (millions of Mex$)	16,513	1,643	5,603
EBITDA (millions of Mex$)	42,089	10,155	9,543
EBIT (millions of Mex$)	23,494	5,093	5,364

Shares Outstanding (billion)	12.26	12.26	12.84
ADRs Equivalent (billion)	0.61	0.61	0.64

* Net Income / Total Shares outstanding
** 20 Shares per ADR

Relevant Events

In December, América Móvil increased its stake in Compañía de Telecomunicaciones del Salvador (CTE) by 41.54%, for a purchase price of 295 million dollars. With this acquisition, América Móvil’s interest in the company increased to 94.4%. During the course of the month we continued to acquire minority participations in the company, bringing up our stake to 95.2% at the end of 2004. CTE provides fixed, mobile and other telecommunications services throughout El Salvador.

Operations in Uruguay, managed by our Argentinean subsidiary CTI, were started in the last month of 2004.

Towards the beginning of November, América Móvil placed in the international markets senior notes due 2015 for 500 million dollars. The notes will bear interest at 5.750% per year and will accrue interest on a six-month basis.

During the year, the company bought back stock in the amount of 12.2 billion pesos. This made 2004 the biggest year thus far in terms of share buybacks.

The expansion of the GSM network continued in all its Latin American operations, providing a common platform for voice and data communications. The number of roaming agreements with international operators has increased significantly, and a number of new data-based products are now being offered by América Móvil’s subsidiaries.

América Móvil's Subsidiaries & Affiliates as of December 2004

Country	Company	Business	Equity Participation	Consolidation Method

Subsidiaries
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Argentina	CTI	wireless	100.0%	Global Consolidation Method
- Brazil	Telecom Americas	wireless	97.8%	Global Consolidation Method
- Colombia	Comcel	wireless	99.2%	Global Consolidation Method
- Ecuador	Conecel	wireless	100.0%	Global Consolidation Method
- El Salvador	CTE	wireless, wireline	95.2%	Global Consolidation Method
- Guatemala	ACT*	wireless, wireline	99.9%	Global Consolidation Method
- Honduras	Megatel	wireless	100.0%	Global Consolidation Method
- Nicaragua	Enitel	wireless, wireline	99.0%	Global Consolidation Method
- Uruguay	CTI	wireless	100.0%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	98.2%	Global Consolidation Method
Affiliates
- Mexico	US Commercial Corp.	other	29.7%	Equity Method
- U.S.A	Telvista	other	45.0%	Equity Method

* AMX owns through ACT and directly 99% of Telgua, which owns 100% of the wireless subsidiaries Sercom in Guatemala and Nicaragua.

Subscribers

In the last quarter of 2004, América Móvil gained 7.0 million subscribers, making it the best quarter on record in terms of subscriber growth. This resulted in net subscriber additions of 17.3 million in 2004, nearly 1.5 times as many as in all of 2003. In that year the subscriber base increased by 12.1 million, but 4.2 million of those came through acquisitions; in 2004 substantially all the growth was organic. Total wireless subscribers ended the year at 61.1 million, for a 39.3% increase in the year. Together, fixed and wireless lines totaled 63.0 million at the end of 2004, 37.8% more than the 45.7 million lines seen in 2003.

Leading the subsidiaries in terms of net additions is Telcel, which acquired 5.4 million subscribers in 2004—2.0 million of them in the fourth quarter—and brought Mexico’s subscriber base to nearly 29 million in December.

The Brazilian operations, under the brand name Claro, reached 13.7 million subscribers at the end of December 2004, a net increase of 4.1 million compared to the previous year. On an annual basis, our subscriber base in Brazil expanded by 43.4%, while on a quarterly basis, it grew by 13.9%, as net additions in the last three months of the year totaled 1.7 million.

Subscriber growth in Argentina accelerated throughout 2004, with CTI gaining 1.0 million subscribers in the last quarter (39.4% sequential growth) and 2.2 million in the year as a whole. At the end of 2004 CTI’s subscriber base, 3.6 million, was 2.5 times greater than the one seen the previous year. In Uruguay CTI began operations in December.

Subscribers as of December 2004
Thousands

Total(1)						Equity(2)

Country	Dec-04	Sep-04	Var.%	Dec-03	Var.%	Dec-04	Sep-04	Var.%	Dec-03	Var.%

Mexico	28,851	26,831	7.5%	23,444	23.1%	28,851	26,831	7.5%	23,444	23.1%
Argentina	3,587	2,573	39.4%	1,411	154.2%	3,587	2,573	39.4%	1,298	176.3%
Brazil	13,657	11,985	13.9%	9,521	43.4%	13,306	11,650	14.2%	9,135	45.7%

Colombia	5,814	4,746	22.5%	3,674	58.2%	5,767	4,737	21.8%	3,516	64.0%
Ecuador	2,326	1,970	18.1%	1,537	51.3%	2,326	1,970	18.1%	1,537	51.3%
El Salvador	518	421	22.9%	216	139.9%	493	223	121.2%	110	347.9%

Guatemala	1,306	1,155	13.1%	870	50.2%	1,293	1,143	13.1%	859	50.5%
Honduras	198	140	41.3%	27	625.8%	198	140	41.3%	0	n.m.
Nicaragua(3)	453	394	14.7%	220	105.3%	448	391	14.7%	99	353.2%

Uruguay	5	0	nm	0	nm	5	0	nm	0	nm
U.S.A.	4,394	3,843	14.3%	2,952	48.9%	4,315	3,774	14.3%	2,899	48.9%
Total Wireless	61,107	54,060	13.0%	43,873	39.3%	60,589	53,432	13.4%	42,898	41.2%

El Salvador	781	778	0.4%	704	10.9%	737	409	80.2%	359	105.3%
Guatemala	901	885	1.8%	930	-3.1%	892	877	1.8%	919	-2.9%
Nicaragua	214	211	1.7%	205	4.6%	212	209	1.7%	0	n.m.

Total Fixed	1,897	1,874	1.2%	1,839	3.2%	1,842	1,495	23.2%	1,278	44.2%

Total Lines	63,004	55,934	12.6%	45,712	37.8%	62,431	54,926	13.7%	44,175	41.3%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.
(2) Includes total subscribers weighted by the economic interest held in each company.
(3) Includes Enitel.

Our operations in Colombia added 2.1 million new subscribers throughout the year—1.1 million of them in the last quarter—and ended 2004 with 5.8 million subscribers. In Ecuador net gains totaled 789 thousand in the year and 356 thousand in the quarter, and its subscriber base ended December with 2.3 million subscribers. For the second year in a row Tracfone, which operates in the United States, continued to exhibit subscriber growth of nearly 50%. It added 1.4 million clients in the year and finished 2004 with 4.4 million subscribers.

Our Central American operations in Guatemala, El Salvador, Nicaragua and Honduras reached a combined figure of 2.5 million wireless subscribers in December, having added 1.1 million subs in 2004. Fixed line subscribers in Central America reached 1.9 million at the end of the year.

América Móvil Consolidated Results

In a year characterized by the acceleration of subscriber growth in the countries where it operates—particularly sharp in the fourth quarter—América Móvil’s revenues expanded by almost 50% relative to those of the previous year, to reach 134.7 billion pesos. As opposed to what was seen in its first three years of operations, when acquisitions had an important impact on the consolidated results of the company, in 2004 substantially all revenue growth was organic.

In the fourth quarter, revenues increased by 15.9% in relation to the previous quarter, totaling 40 billion pesos, reflecting not only strong service revenue growth (7.8% in the quarter) but also major equipment sales that mirrored the seasonally strong increase in the subscriber base.

EBITDA expanded by 25.7% in 2004, to a total of 42.1 billion pesos, in line with the company’s target, but the EBITDA margin for the year came down to 31.2% from 37.0% in 2003. With consolidated gross subscriber additions up significantly in 2004 in relation to the ones observed a year earlier, subscriber acquisition costs were up 87.2% and cut into the company’s EBITDA margin.

Fourth quarter EBITDA came in at 10.2 billion pesos, or 26% of revenues, as acquisition costs in that quarter were particularly high. Brazil, Colombia and Argentina registered their stronger quarter ever in terms of subscriber growth.

América Móvil obtained an operating profit of 23.5 billion pesos in the year, 24.4% more than in 2003, as depreciation and amortization charges rose somewhat faster than EBITDA, reflecting the impact of higher capex figures.

The company recorded a comprehensive financial income of 1.9 billion pesos in 2004, resulting from foreign exchange gains and from monetary gains associated with the effect of inflation on its net debt position. Together, these gains—which were greater than the ones seen in 2003—were more than sufficient to cover the net financial costs of the company’s financial position.

Net income for the year totaled 16.5 billion pesos, surpassing the previous year’s by 4.4%. The fourth quarter’s net income came in at 1.6 billion pesos after allowance for 3.2 billion pesos in deferred taxes. For the year as a whole, earnings per share were 1.35 pesos and per ADR, 2.39 dollars.

Including accrued interest, América Móvil’s net debt ended the year at 42.4 billion pesos, almost flat in relation to 2003. The net debt position is equivalent to 1.0 times EBITDA. The company’s operating cash flow allowed it to cover capex payments of 22.4 billion pesos, to acquire equity interests in various companies worth 6.1 billion pesos in all (net of divestments), and to buy back stock and pay dividends in an aggregate amount of 13.6 billion pesos.

America Movil's Income Statement (in accordance with Mexican GAAP)

Millions of constant Mex$

	4Q04	4Q03	Var.%	Jan-Dec	Jan-Dec	Var.%

Service Revenues	30,960	22,814	35.7%	110,721	77,705	42.5%
Equipment Revenues	8,881	4,987	78.1%	24,026	12,696	89.2%

Total Revenues	39,840	27,801	43.3%	134,747	90,401	49.1%

Cost of Service	7,264	5,322	36.5%	26,409	19,113	38.2%
Cost of Equipment	14,075	7,289	93.1%	39,007	20,306	92.1%
Selling, General & Administrative Expenses	8,346	5,646	47.8%	27,242	17,492	55.7%

Total Costs and Expenses	29,685	18,257	62.6%	92,658	56,911	62.8%

Ebitda	10,155	9,543	6.4%	42,089	33,490	25.7%
% of Total Revenues	25.5%	34.3%		31.2%	37.0%

Depreciation & Amortization	5,062	4,179	21.1%	18,595	14,598	27.4%

Ebit	5,093	5,364	-5.0%	23,494	18,892	24.4%
% of Total Revenues	12.8%	19.3%		17.4%	20.9%

Net Interest Expense	792	435	82.1%	2,278	1,465	55.5%
Other Financial Expenses	809	-528	253.3%	1,210	199	n.m.
Foreign Exchange Loss	-1,830	-332	n.m.	-2,197	-1,425	-54.2%
Monetary Result	-1,011	-884	-14.4%	-3,200	-2,473	-29.4%

Comprehensive Financing Cost (Income)	-1,240	-1,309	5.3%	-1,908	-2,234	14.6%

Other Income and Expenses	38	860	-95.6%	-89	1,099	-108.1%
Income & Deferred Taxes	4,576	79	n.m.	8,531	3,708	130.1%

Net Income before Minority Interest and Equity	1,719	5,734	-70.0%	16,959	16,318	3.9%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	26	18	42.4%	93	136	-31.9%
Minority Interest	50	113	-55.5%	353	370	-4.5%

Net Income	1,643	5,603	-70.7%	16,513	15,812	4.4%

*n.m. = not meaningful

Balance Sheet (in accordance with Mexican GAAP)*

América Móvil Consolidated

Millions of constant Mex$

	Dec-04	Dec-03	Var.%		Dec-04	Dec-03	Var.%

Current Assets				Current Liabilities
Cash & Securities	19,108	10,605	80.2%	Short Term Debt**	5,392	12,737	-57.7%
Accounts Receivable	20,808	12,007	73.3%	Accounts Payable	37,769	20,980	80.0%
Other Current Assets	3,808	2,974	28.0%	Other Current Liabilities	12,617	8,132	55.2%

Inventories	11,243	5,501	104.4%		55,779	41,849	33.3%

	54,967	31,087	76.8%

Long-Term Assets
Plant & Equipment	85,056	74,855	13.6%
Investments in Affiliates	652	2,681	-75.7%	Long-Term Liabilities
				Long Term Debt	56,067	39,135	43.3%
Deferred Assets				Other Liabilities	6,487	3,974	63.2%

Goodwill (Net)	9,523	8,445	12.8%		62,555	43,110	45.1%
Brands, Patents & Licenses	35,028	35,441	-1.2%
Deferred Assets	10,674	5,253	103.2%
				Shareholder's Equity	77,568	72,804	6.5%

Total Assets	195,901	157,762	24.2%	Total Liabilities and Equity	195,901	157,762	24.2%

* This presentation conforms with that of América Móvil's audited financial statements
** Includes current portion of Long Term Debt

Mexico

Telcel’s subscriber growth accelerated in 2004, allowing it to obtain 5.4 million new subscribers in the year, compared to 3.4 million in 2003. By December Telcel had a total of 28.9 million subscribers, 23.1% more than a year before.

Its revenues expanded at an even faster pace (28.3%), ending the year at 70.8 billion pesos, with both MOUs and ARPUs continuing to trend up. In the case of the former, by 16.5% year-on-year, and as regards ARPUs, by 7.2%. Value-added services, and in particular short messages, continued to gain a greater share of service revenues.

EBITDA climbed 30% in the year, to 30.6 billion pesos, and the EBITDA margin rose to 43.2% from 42.7% the previous year. Considering that gross subscriber additions in 2004 exceeded those of 2003 by 29% and that the associated subscriber acquisition costs went up correspondingly, the fact that Telcel’s EBITDA margin still went up is a testimony of the strength of its operation and the trend towards higher margins that it fosters.

Telcel continued with the expansion of its GSM network. By the end of the year, it covered 660 towns and cities, an area where 73% of the Mexican people live. In addition, it has set up coverage along 130 of the country’s main highways. GSM subscribers now make up 38.9% of Telcel’s subscribers.

The number of voice and data roaming agreements with international GSM operators kept rising, enabling an ever greater use of data-based products. Among the new products offered by Telcel in 2004 were push-to-talk services over its GSM network.

INCOME STATEMENT

Mexico

Millions of Constant Mex$

	4Q04	4Q03	Var.%	Jan-Dec 04	Jan-Dec 03	Var.%

Revenues	19,456	15,233	27.7%	70,822	55,189	28.3%

Ebitda	8,260	6,516	26.8%	30,619	23,579	29.9%
%	42.5%	42.8%		43.2%	42.7%

Ebit	6,961	5,245	32.7%	25,538	18,614	37.2%
%	35.8%	34.4%		36.1%	33.7%

Mexico's Operating Data

	4Q04	4Q03	Var.%

Subscribers (thousands)	28,851	23,444	23.1%
Postpaid	1,815	1,466	23.8%
Prepaid	27,036	21,979	23.0%
MOU	104	89	16.5%
ARPU (Constant Mex$)	191	178	7.2%
Churn (%)	3.2%	3.2%	0.0

Argentina

América Movil’s subscriber base in Argentina grew 2.5 times in 2004, as CTI obtained 2.2 million new subscribers. Nearly 47% of all subscriber gains were realized during the last quarter alone, when they surpassed the one million mark. Subscriber net additions in the fourth quarter of 2004 are nearly ten times greater than those of the same period last year.

Revenues soared in 2004, doubling from the previous year to 1.4 billion Argentinean pesos (487 million dollars), with service revenues increasing by 73% year over year. In the fourth quarter, total revenues expanded by 34% sequentially, to 521 million Argentinean pesos.

EBITDA came in at 5 million pesos (2 million dollars) for the full year as the surge in subscribers boosted acquisition costs. The EBITDA margin fell to 0.4% for 2004 and was negative in the last quarter in light of the strong subscriber growth mentioned above and its impact on subscriber acquisition costs.

Traffic levels expanded significantly through the year. In spite of the very fast pace of subscriber growth, MOUs actually rose almost 17% year-on-year and 5.2% sequentially, with ARPUs increasing by 1.1% in the last quarter.

INCOME STATEMENT

Argentina

Millions of ARP$

	4Q04	4Q03	Var.%	Jan-Dec 04	Jan-Dec 03	Var.%

Total Revenues	521	210	148.4	1,439	704	104.3%

EBITDA	-25	58	-143.3%	5	230	-97.7%
%	-4.8%	27.6%		0.4%	32.7%

EBIT	-47	43	-209.8%	-77	173	-144.8%
%	-9.1%	20.5%		-5.4%	24.5%

Argentina's Operating Data

	4Q04	4Q03	Var.%

Subscribers (thousands)*	3,587	1,411	154.2%
Postpaid	521	466	11.9%
Prepaid	3,066	945	224.4%
MOU	169	145	16.7%
ARPU (ARG$)	44	45	-2.4%
Churn (%)	1.9%	2.2%	-0.3

Brazil

Our Brazilian operation—under the brand name Claro—registered its best quarter to date in terms of subscriber growth with 1.7 million net subscribers, which brought the total number of net additions in 2004 to 4.1 million. This represented a 43.4% annual increase of the subscriber base.

Revenues totaled 5.2 billion reais (1.9 billion dollars) in the year, of which 1.7 billion were generated in the last quarter. Relative to 2003, they increased by 76% for the full year and by 68% for the fourth quarter. These rates of increase reflect the rate of growth of the client base, but also the incorporation to Claro of BSE, in the Northeast of Brazil, and BCP, in the metropolitan area of Sao Paulo, in May and December of 2003.

EBITDA for the year was 18 million reais, or 0.3% of revenues. The acceleration of subscriber growth in Brazil led to a 2.3 times increase in the consolidated level of gross subscriber additions in relation to 2003. And this translated into an important increase in overall subscriber acquisition costs that ended up reducing Claro’s EBITDA.

The strong seasonality of subscriber growth in Brazil—the fourth quarter typically generates between one third and 40% of the net subscriber additions of the year—usually leads to a reduction in EBITDA margins in the fourth quarter, and 2004 was no exception. If anything, this seasonality was even more marked that year, with net additions in the fourth quarter representing 41.5% of the year’s total. This resulted in an EBITDA loss of 192 million reais (69 million dollars) in the last quarter, which was equivalent to 11.6% of revenues.

In spite of the surge in subscriber growth in the fourth quarter, MOUs actually rose by 2.5% sequentially and ARPUs remained flat at 28 reais (16.5 dollars).

INCOME STATEMENT

Brazil Consolidated

Millions of R$

	4Q04	4Q03	Var.%	Jan-Dec 04	Jan-Dec 03	Var.%

Revenues	1,661	990	67.9%	5,248	2,982	76.0%

Ebitda	-192	93	-306.9%	18	620	-97.1%
%	-11.6%	9.4%		0.3%	20.8%

Ebit	-545	-148	-269.4%	-1,293	-207	n.m.
%	-32.8%	-14.9%		-24.6%	-7.0%

Brazil's Operating Data

	4Q04	4Q03	Var.%

Subscribers (thousands)	13,657	9,521	43.4%
Postpaid	2,398	1,782	34.6%
Prepaid	11,259	7,739	45.5%
MOU	105	91	15.8%
ARPU (R$)	28	28	0.7%
Churn (%)	3.1%	2.9%	0.2

Central America

Our subsidiaries in Central America nearly doubled their combined wireless subscriber base to 2.5 million in 2004, reflecting in part the consolidation of Megatel in Honduras beginning in July and of Enitel in Nicaragua starting in August. Combined figures for operations in Guatemala, El Salvador, Nicaragua and Honduras indicate 1.1 million net additions in the year, 363 thousand of them in the last quarter. In absolute terms, Guatemala’s subscriber additions made up 42% of total net additions in the region during the fourth quarter, although in relative terms, Megatel in Honduras and CTE in El Salvador showed the biggest gains in subscribers, with an increase of 41.3% and 22.9%, respectively, with respect to the previous quarter.

The number of fixed lines in El Salvador, Guatemala and Nicaragua rose 3.2%, bringing the total lines in place to 1.9 million. El Salvador proved the most dynamic country in terms of fixed line growth in 2004, with a 10.9% increase compared to the previous year. In Guatemala the number of fixed lines was actually reduced as some of them were not deemed to be in operation anymore.

Combined revenues for our Central American operations reached 1.1 billion dollars in 2004, 23.5% above the previous year’s numbers. In sequential terms, revenues expanded by 7.5%, in the fourth quarter, to 315 million dollars.

EBITDA reached 555 million dollars, 21.4% more than the 2003 figure, leading to a margin of 51.3% in 2004. In the fourth quarter, EBITDA stood at 152 million dollars and represented 48.3% of revenues.

INCOME STATEMENT

Central America Consolidated

Millions of US$

	4Q04	4Q03	Var.%	Jan-Dec 04	Jan-Dec 03	Var.%

Revenues	315	229	37.5%	1,081	875	23.5%

Ebitda	152	116	30.7%	555	457	21.4%
%	48.3%	50.8%		51.3%	52.2%

Ebit	89	61	45.5%	345	250	37.6%
%	28.4%	26.8%		31.9%	28.6%

* Annual comparisons affected by the incorporation of CTE, Enitel and Megatel.

Central America's Operating Data*

	4Q04	4Q03	Var.%

Wireless Subscribers (thousands)	2,474	1,185	108.7%
Postpaid	230	137	68.1%
Prepaid	2,245	1,049	114.0%
Fixed Lines (thousands)	1,897	1,839	3.2%

Total Lines (Wireless + Fixed, 000's)	4,371	3,024	44.5%
MOU**	185	195	-5.1%
ARPU (US$)	16	17	-3.3%
Churn (%)**	1.4%	1.8%	-0.4

Colombia

Our Colombian operations ended the year with 5.8 million subscribers, a 58% increase with respect to the previous year. Comcel remains our third largest subsidiary in terms of subscribers. Net additions for the year surpassed 2.1 million subscribers, more than twice as many as those registered in 2003, with nearly half of those obtained in the fourth quarter.

Comcel’s revenues rose to 1.9 trillion Colombian pesos in 2004 (749 million dollars) and were up 38% relative to the previous year. In the last quarter revenue growth came in at 50% year-on-year, as revenues reached 583 billion Colombian pesos. Traffic growth underpinned that of revenues, as minutes of use increased 53.3% from a year earlier and 10.2% on a sequential basis despite strong subscriber growth.

EBITDA increased 5.7% in the year, to 516 billion Colombian pesos (200 millon dollars). Faster subscriber growth during 2004 and the associated increase in subscriber acquisition costs pushed margins down to 26.7% in the year. In the fourth quarter, when subscriber growth was particularly strong, EBITDA came in at 118 billion Colombian pesos, equivalent to 20.2% of revenues.

INCOME STATEMENT

Colombia

Billion of COP$

	4Q04	4Q03	Var.%	Jan-Dec 04	Jan-Dec 03	Var.%

Total Revenues	583	389	49.7	1,935	1,406	37.7%

EBITDA	118	129	-8.6%	516	488	5.7%
%	20.2%	33.1%		26.7%	34.7%

EBIT	12	36	-67.3%	108	153	-29.7%
%	2.0%	9.2%		5.6%	10.9%

Colombia's Operating Data

	4Q04	4Q03	Var.%

Subscribers (thousands)	5,814	3,674	58.2%
Postpaid	1,428	1,160	23.1%
Prepaid	4,386	2,514	74.4%
MOU	133	87	53.3%
ARPU (COP$)	30,129	32,254	-6.6%
Churn (%)	2.2%	4.3%	-2.0

Ecuador

Our subscriber base in Ecuador increased 51.3% during the course of the year to reach 2.3 million subscribers. Of the 800 thousand subscribers added in 2004, 45% were obtained in the fourth quarter.

During the year revenues of our Ecuadorian subsidiary Conecel rose at a faster pace than subscribers (58.4%) and reached a total of 379 million dollars. Equipment revenues were the most dynamic component of total revenues, expanding by 2.5 times in the year. As regards fourth quarter revenues, at 120 million dollars they climbed 69.1% annually and 26.4% sequentially. Traffic levels were up significantly, with fourth quarter MOUs rising 28.0% relative to a year before and almost 17% sequentially, leading in both cases to increases (albeit at lower rates) in ARPUs.

Conecel’s 2004 EBITDA rose 46.6% year-on-year, topping 129 million dollars, with the EBITDA margin dropping slightly on the back of strong subscriber growth, to 34.1% of revenues. In the last quarter EBITDA, at 34 million dollars, had surged by 31.6% in relation to the same period of 2003.

At the end of the year negotiations were underway with fixed-line operators in Ecuador regarding the setting of new fixed-mobile interconnection fees.

INCOME STATEMENT

Ecuador

Millions of US$

	4Q04	4Q03	Var.%	Jan-Dec 04	Jan-Dec 03	Var.%

Revenues	120	71	69.1%	379	239	58.4%

Ebitda	34	26	31.6%	129	88	46.6%
%	28.1%	36.2%		34.1%	36.8%

Ebit	21	17	28.9%	88	57	55.5%
%	17.8%	23.4%		23.2%	23.6%

Ecuador's Operating Data

	4Q04	4Q03	Var.%

Subscribers (thousands)	2,326	1,537	51.3%
Postpaid	204	110	85.6%
Prepaid	2,122	1,427	48.6%
MOU	52	41	28.0%
ARPU (US$)	13	12	13.9%
Churn (%)	3.2%	3.5%	-0.3

United States

Our operations in the United States obtained 1.4 million subscribers in 2004, bringing their total subscriber base to nearly 4.4 million. For the second year in a row, subscriber net additions in the year expanded by approximately 50%. In the fourth quarter Tracfone gained 551 thousand new subscribers, which represented 40% of the year’s net subscriber additions.

At a rate of 43.9%, annual revenues grew slightly less than subscribers, totaling 787 million dollars in the year. Fourth quarter revenues were up 33.8% year-on-year and reached 223 million dollars, while MOUs rose 11.4% in the same period.

2004 EBITDA of 48 million dollars was 34.9% higher than that seen the year before, with the EBITDA margin staying in the 6% range. Due to the strong seasonality, subscriber acquisition costs increased significantly during the final months of the year, resulting in a two million dollar EBITDA and a corresponding decline in margins.

INCOME STATEMENT

United States

US$ millions

	4Q04	4Q03	Var.%	Jan-Dec 04	Jan-Dec 03	Var.%

Revenues	223	167	33.8%	787	547	43.9%
Ebitda	2	25	-91.2%	48	35	34.9%
%	1.0%	15.0%		6.1%	6.5%

Ebit	-2	22	-111.0%	30	18	65.1%
%	-1.1%	13.2%		3.8%	3.3%

* n.m. = not meaningful

United States' Operating Data

	4Q04	4Q03	Var.%

Subscribers (thousands)	4,394	2,952	48.9%
MOU	61	54	11.4%
ARPU, Net (US$)*	14	19	-25.7%
Churn (%)	4.4%	4.4%	0.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2005

AMERICA MOVIL, S.A. DE C.V.

By:	/S/ Carlos Garcia Moreno
Name: Title:	Carlos Garcia Moreno Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.